Exhibit 99.1

Nano Dimension Reports 2018 Third Quarter Financial Results

Conference call to be held today at 09:00 a.m. EST

Ness Ziona, Israel, November 15, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced financial results for the third quarter ended September 30, 2018.

Nano Dimension reported revenues of $1,672,000 for the third quarter of 2018. The Company ended the quarter with $7,529,000 in cash, while total loss for the third quarter was $3,628,000.

“Our continued sequential growth during the third quarter reinforces our confidence in the open-ended market potential of our additive manufacturing solutions,” said Amit Dror, Chief Executive Officer of Nano Dimension. “Over the third quarter we sold ten DragonFly Pro systems and we are particularly pleased by the positive traction that we are enjoying within the U.S. defense industry, bolstered by our status as a certified Department of Defense Logistics Agency vendor. We believe that our advantage as a first mover in additive electronics, combined with our growing reseller channel network, positions us well for increasing sequential revenue in both the immediate and long-term future.”

Third Quarter 2018 Financial Results

●	Total revenues for the third quarter of 2018 were $1,672,000, compared to $1,088,000 in the second quarter of 2018 and $142,000 in the third quarter of 2017. The increase was attributed to higher commercial sales of the DragonFly Pro systems that began in the fourth quarter of 2017.

●	Research and development (R&D) expenses for the third quarter of 2018 were $2,199,000, compared to $2,063,000 in the second quarter of 2018 and $2,894,000 in the third quarter of 2017. The increase compared to the second quarter of 2018 was mainly attributed to an increase in share-based payments expenses. The decrease compared to third quarter of 2017 was mainly attributed to a decrease in payroll and related expenses and materials expenses.

●	Sales and marketing expenses for the third quarter of 2018 were $1,167,000, compared to $1,086,000 in the second quarter of 2018 and $500,000 in the third quarter of 2017. The increase compared to the second quarter of 2018 was mainly attributed to an increase in marketing and advertising expenses. The increase compared to the third quarter of 2017 was mainly attributed to an increase in payroll and related expenses, marketing and advertising expenses and depreciation expenses.

●	General and administrative (G&A) expenses for the third quarter of 2018 were $615,000, compared to $609,000 in the second quarter of 2018 and $642,000 in the third quarter of 2017. The decrease compared to the third quarter of 2017 was mainly attributed to a decrease in directors’ fees.

●	Net loss for the third quarter of 2018 was $3,628,000, or $0.04 per share, compared to $3,770,000, or $0.04 per share, in the second quarter of 2018 and $4,117,000, or $0.08 per share, in the third quarter of 2017. The decrease compared to the second quarter of 2018 was mainly attributed to an increase in revenues and gross profit. The decrease compared to the third quarter of 2017 was mainly attributed to an increase in revenues and a decrease in R&D expenses, as described above.

Nine Months Ended September 30, 2018 Financial Results

●	Total revenues for the nine months ended September 30, 2018 were $3,395,000, compared to $402,000 in the nine months ended September 30, 2017. The increase was attributed to commercial sales of the DragonFly Pro systems that began in the fourth quarter of 2017.

●

R&D expenses for the nine months ended September 30, 2018 were $6,811,000, compared to $8,264,000 in the nine months ended September 30, 2017. The decrease resulted primarily from a decrease in payroll and related expenses and materials expenses.

The R&D expenses for the nine months ended September 30, 2018 are presented net of government grants in the amount of $38,000.

●	Sales and marketing expenses for the nine months ended September 30, 2018 were $3,040,000, compared to $1,422,000 in the nine months ended September 30, 2017. The increase was mainly attributed to an increase in payroll and related expenses, marketing and advertising expenses and depreciation expenses.

●	G&A expenses for the nine months ended September 30, 2018 were $2,109,000, compared to $2,589,000 in the nine months ended September 30, 2017. The decrease was mainly attributed to a decrease in professional services expenses and directors’ fees.

●	Net loss for the nine months ended September 30, 2018 was $11,521,000, or $0.13 per share, compared to $13,343,000, or $0.24 per share, in the nine months ended September 30, 2017.

Balance Sheet Highlights

●	Cash and cash equivalents totaled $7,529,000 as of September 30, 2018, compared to $6,103,000 on December 31, 2017. The increase compared to December 31, 2017 mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares in the first quarter of 2018, less cash used in operations during the nine months ended September 30, 2018.

●	Shareholders’ equity totaled $19,513,000 as of September 30, 2018, compared to $18,166,000 as of December 31, 2017.

Conference call information

The Company will host a conference call to discuss these financial results today, November 15, 2018, at 09:00 a.m. EST (04:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10125198. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-866-777-2509, International Dial-in Number: 1-412-317-5413, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider of precision 3D printed electronics that is disrupting, reshaping, and defining the future of how functional and connected products are made. With its unique additive manufacturing technologies, Nano Dimension targets the growing demand for electronic devices that require sophisticated features. Demand for circuitry, including PCBs, sensors and antennas - which are the heart of electronic devices - cover a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for short-run manufacturing and rapid prototyping. For more information, please visit www.nano-di.com, https://www.nano-di.com/blog.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its advantage as a first mover in additive electronics, combined with its growing reseller channel network, positions it well for increasing sequential revenue in both the immediate and long-term future. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Based on the projected cash flows and our cash balances as of September 30, 2018, Nano Dimension’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Nano Dimension’s ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC 917-607-8654 msegal@ms-ir.com

Consolidated Statements of Financial Position as at

	September 30,		December 31,
	2017	2018	2017
(In thousands of USD)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	11,976	7,529	6,103
Restricted deposits	325	51	107
Trade receivables	1	1,129	94
Other receivables	1,948	643	583
Inventory	579	2,644	2,336
Total current assets	14,829	11,996	9,223

Restricted deposits	120	359	346
Property plant and equipment, net	4,667	5,194	5,172
Intangible assets	6,825	6,176	6,755
Total non-current assets	11,612	11,729	12,273
Total assets	26,441	23,725	21,496

Liabilities
Trade payables	1,943	1,020	512
Other payables	1,682	2,082	1,683
Total current liabilities	3,625	3,102	2,195

Liability in respect of government grants	828	852	833
Other long-term liabilities	311	258	302
Total non-current liabilities	1,139	1,110	1,135
Total liabilities	4,764	4,212	3,330

Equity
Share capital	2,301	3,291	2,307
Share premium	45,223	59,190	45,722
Treasury shares	(1,509)	(1,509)	(1,509)
Warrants	308	13	33
Presentation currency translation reserve	1,089	1,431	1,431
Capital reserve from transactions with controlling shareholders	63	63	63
Capital reserve for share-based payments	6,165	4,677	6,241
Accumulated loss	(31,963)	(47,643)	(36,122)
Total equity	21,677	19,513	18,166
Total liabilities and equity	26,441	23,725	21,496

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Nine-Month Period Ended September 30,			For the Three-Month Period Ended September 30,			For the Year ended December 31,
	2017(*)		2018	2017(*)		2018	2017(*)
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)

Revenues	402		3,395	142		1,672	829

Cost of revenues	136		2,216	54		1,092	409

Cost of revenues - amortization of intangible	553		579	188		193	743

Total cost of revenues	689		2,795	242		1,285	1,152

Gross profit (loss)	(287)		600	(100)		387	(323)

Research and development expenses, net	8,264	(**)	6,811	2,894	(**)	2,199	10,820

Sales and marketing expenses	1,422	(**)	3,040	500	(**)	1,167	2,183

General and administrative expenses	2,586	(**)	2,109	642	(**)	615	3,362

Operating loss	(12,559)		(11,360)	(4,136)		(3,594)	(16,688)

Finance income	12		46	62		31	102

Finance expense	796		207	43		65	917

Net loss	(13,343)		(11,521)	(4,117)		(3,628)	(17,503)

Basic and diluted loss per share	(0.24)		(0.13)	(0.08)		(0.04)	(0.31)
Basic and diluted loss per ADS	(1.22)		(0.64)	(0.39)		(0.19)	(1.54)

*	Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

**	Reclassified

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium	Treasury shares	Warrants	Presentation currency translation reserve	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity

For the nine months ended September 30, 2018:
Balance as of January 1, 2018	2,307	45,722	(1,509)	33	1,431	63	6,241	(36,122)	18,166
Issuance of ordinary shares, net	981	11,490	--	--	--	--	--	--	12,471
Exercise of options	3	874	--	--	--	--	(877)	--	--
Expiration of options	--	1,104	--	(20)	--	--	(1,084)	--	--
Share-based payments	--	--	--	--	--	--	397	--	397
Net loss	--	--	--	--	--	--	--	(11,521)	(11,521)

Balance as of September 30, 2018	3,291	59,190	(1,509)	13	1,431	63	4,677	(47,643)	19,513

For the three months ended September 30, 2018:
Balance as of July 1, 2018	3,291	58,613	(1,509)	13	1,431	63	5,152	(44,015)	23,039
Expiration of options	--	577	--	--	--	--	(577)	--	--
Share-based payments	--	--	--	--	--	--	102	--	102
Net loss	--	--	--	--	--	--	--	(3,628)	(3,628)

Balance as of September 30, 2018	3,291	59,190	(1,509)	13	1,431	63	4,677	(47,643)	19,513